EXHIBIT 21

Subsidiaries of ANADIGICS, Inc.

Name of Subsidiary	State of Jurisdiction of Incorporation	% Owned

ANADIGICS (U.K.) Limited	United Kingdom	100%
ANADIGICS Acquisition Corp	Delaware	100%
ANADIGICS Holding Corp.	Delaware	100%
Broadband & Wireless Investors, Incorporated	Delaware	100%